GALIANO GOLD INC.

OMNIBUS EQUITY INCENTIVE PLAN

●, 2026

PART I - GENERAL PROVISIONS

1. PREAMBLE AND DEFINITIONS

1.1 Effect on Prior Plans.

As of the Effective Date, this Plan shall replace the Prior Plans, and no further options or share units shall be granted under the Prior Plans. All Prior Plan Awards shall be governed by the terms and conditions of the Prior Plans, as applicable, and any grant agreements evidencing the applicable Prior Plan Award.

1.2 Purpose of the Plan.

This Plan has been established by the Company to assist the Company in the recruitment and retention of highly qualified Directors, Employees and Service Providers by providing a means to reward performance, to motivate Eligible Participants under the Plan to achieve important corporate and personal objectives and, through the issuance of Grants, to better align the interests of Eligible Participants with the long-term interests of shareholders of the Company.

1.3 Definitions.

1.3.1 "Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.

1.3.2 "Base Price" means the base dollar amount used to calculate the amount, if any, payable to an Eligible Participant with respect to a Common Share subject to a Stand-Alone SAR upon settlement thereof, which base dollar amount shall be determined in accordance with Section 10.6.

1.3.3 "Beneficiary" means, subject to Applicable Law, any person designated by the Eligible Participant as their beneficiary under the Plan in accordance with Section 7.8 or, failing any such effective designation, the Eligible Participant's legal representative.

1.3.4 "Blackout Period" means a period of time when, pursuant to any policies of the Company, any securities of the Company may not be traded by certain individuals as designated by the Company, including any holder of a Grant.

1.3.5 "Board" means the Board of Directors of the Company.

1.3.6 "Business Day" means any day from Monday to Friday inclusive, excluding statutory holidays.

1.3.7 "Cause" means for the purposes of an Eligible Participant's rights and entitlements under the Plan, and not for any other purpose or entitlement:

(a) subject to paragraphs (b) or (c), as applicable, below, "just cause" or "cause" for Termination by the Company or a Subsidiary of the Company as determined under Applicable Law (if applicable);

(b) where an Eligible Participant has a written employment agreement with the Company or a Subsidiary of the Company, "Cause" or the equivalent term as defined in such employment agreement, if applicable; or

(c) where an Eligible Participant provides services as an independent contractor pursuant to a contract for services with the Company or a Subsidiary of the Company, any material breach of such contract by the Eligible Participant.

(d) where none of (a), (b), or (c) apply to an Eligible Participant:

(i) with respect to a particular employee, officer, consultant, independent contractor, or advisor: (1) "Cause" as such term is defined in the Grant Agreement; or (2) in the event that such term is not defined in the Grant Agreement, then any of the following will constitute "Cause": (i) any breach of any written agreement between the Company and the Eligible Participant; (ii) any failure to perform assigned job responsibilities in a competent and diligent manner that continues unremedied for a period of thirty (30) days after written notice to the Eligible Participant by the Company, and a Eligible Participant shall only be entitled by such notice once per calendar year; (iii) the commission of a felony or misdemeanor or failure to contest prosecution for a felony or misdemeanor; (iv) the Company's reasonable belief that the Eligible Participant engaged in a violation of any statute, rule or regulation, any of which in the judgment of the Company is harmful to the Company's business or reputation; or (v) the Company's reasonable belief that the Eligible Participant engaged in unethical practices, dishonesty or disloyalty;

(ii) in the case of a Director, ceasing to be a Director as a result of (1) a resolution having been passed by the shareholders or (2) an order made by any governmental authority having jurisdiction to so order

1.3.8 "Change in Control" means:

(a) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Securities Laws) of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such Person or Persons, totals for the first time more than 50% of the then outstanding Common Shares;

(b) the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (as such term is defined under Applicable Securities Laws) of Common Shares which, when added to all other Common Shares at the time held directly or indirectly by such Person or Persons, totals for the first time 30% of the then outstanding Common Shares followed, within 12 months of such event, by the removal, by the shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Board who were not nominees of the Company's Board at the time immediately preceding such election;

(c) the consummation of a sale or other transfer of all or substantially all of the assets of the Company, or the consummation of a reorganization, merger or other transaction which has substantially the same effect; or

(d) any plan of arrangement, reorganization, merger or other transaction which has substantially the same effect as (a) to (c) above.

1.3.9 "Clawback Policy" means the Clawback Policy of the Company, as amended from time to time by the Board.

1.3.10 "Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder.

1.3.11 "Common Shares" means the common shares without par value in the capital of the Company or, in the event of an adjustment contemplated by Section 5.1, such other security to which an Eligible Participant may be entitled upon the exercise or settlement of a Grant as a result of such adjustment.

1.3.12 "Company" means Galiano Gold Inc. and includes any successor company thereof.

1.3.13 "Control" means:

(a) when applied to the relationship between a Person and another Person, the beneficial ownership by that first Person, directly or indirectly, of voting securities or other interests in such second Person entitling the holder to exercise control and direction in fact over the activities of such second Person, including by way of electing a majority of the members of the board of the second Person; and

(b) notwithstanding the foregoing, when applied to the relationship between a Person and a partnership, limited partnership or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership or joint venture; and

the words "Controlled by", "Controlling" and similar words have corresponding meanings; provided that a Person who Controls a second Person will be deemed to Control a third Person which is Controlled by such second Person and so on.

1.3.14 "Deferred Share Unit" or "DSU" means a right granted to an Eligible Participant in accordance with Section 19 to receive a Common Share or the Market Price, as determined by the Board, that is generally redeemable, if at all, following the DSU holder's DSU Termination Date.

1.3.15 "Director" means a director of the Company from time to time.

1.3.16 "Disability" means, subject to Exhibit "A" with respect to US Taxpayers:

(a) subject to paragraph (b) below, an Eligible Participant's physical or mental incapacity that prevents them from substantially fulfilling their duties and responsibilities on behalf of the Company or, if applicable, a Subsidiary of the Company as determined by the Board and, in the case of an Eligible Participant who is an employee of the Company or a Subsidiary of the Company, in respect of which the Eligible Participant commences receiving, or is eligible to receive, disability benefits under the Company's or Subsidiary's long-term disability plan; or

(b) where an Eligible Participant has a written employment agreement with the Company or a Subsidiary of the Company, "Disability" or the equivalent term as defined in such employment agreement, if applicable.

1.3.17 "Eligible Participant" means subject to Exhibit "A" with respect to US Taxpayers a Person Employed by the Company or any Subsidiary of the Company.

1.3.18 "Employed" means, with respect to an Eligible Participant, that:

(a) the Eligible Participant is rendering services to the Company or a Subsidiary of the Company including as a Director or Service Provider (referred to in Section 1.3.48 as "active Employment"); or

(b) the Eligible Participant is not actively rendering services to the Company or a Subsidiary of the Company due to a vacation, temporary illness, maternity or parental leave or leave on account of Disability or any other authorized leave of absence (provided, in the case of a US Taxpayer, that the Eligible Participant has not incurred a "Separation From Service", within the meaning of Section 409A of the Code).

and "Employment" has the corresponding meaning, provided that "employee" shall mean an individual who is considered an employee under applicable employment or labour standards legislation.

1.3.19 "Executive Officer" means, for the Company, an individual who is:

(a) a chief executive officer, chief financial officer, or, chief operating officer; or

(b) an employee, including an officer, who is designated in the Clawback Policy as a Person to whom such policy applies.

1.3.20 "Exercise Price" means, (a) with respect to an Option, the price payable by an Eligible Participant to purchase one Common Share on exercise of such Option, which shall not be less than one hundred percent (100%) of the Market Price on the Grant Date of the Option covering such Share, and (b) with respect to a Tandem SAR, the Exercise Price (as defined in (a) above) applicable to the Option to which the Tandem SAR relates, in each case subject to adjustment pursuant to Section 5.

1.3.21 "Expiry Date" means the day on which an Option or Stock Appreciation Right lapses as specified in the Grant Agreement in respect thereof or otherwise in accordance with the terms of this Plan.

1.3.22 "Good Reason" means:

(a) subject to paragraph (b) below, any act or omission by the Company or any Subsidiary of the Company that constitutes constructive dismissal of the Eligible Participant under Applicable Law;

(b) where an Eligible Participant has a written employment agreement with the Company or a Subsidiary of the Company, "Good Reason" or the equivalent term as defined in such employment agreement, if applicable; or

(c) to the extent that neither (a) nor (b) apply, with respect to a US Taxpayer, any reason that would constitute a separation from service for good reason under United States Treasury Regulation 1.409A-1(n)(2)(ii);

1.3.23 "Grant" means a grant or right granted under the Plan consisting of one or more Options, Stock Appreciation Rights, RSU, PSUs or DSUs, or such other award as may be permitted hereunder.

1.3.24 "Grant Agreement" means an agreement between the Company and an Eligible Participant evidencing a Grant and the terms under which such Grant is made, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

1.3.25 "Grant Date" means the effective date of a Grant.

1.3.26 "Insider" means an insider of the Company as defined in the rules of the TSX Company Manual for the purpose of security based compensation arrangements.

1.3.27 "Market Price" means, subject to Exhibit "A" with respect to US Taxpayers,with respect to any particular date:

(a) the volume weighted average trading price per Common Share on the TSX, or if the Common Shares are not listed on the TSX, on such other Stock Exchange on which the Common Shares are listed, for the five (5) Trading Days immediately preceding such date; or

(b) if the Common Shares are not listed for trading on a Stock Exchange, a price which is determined by the Board in good faith to be the fair market value of the Common Shares.

1.3.28 "Non-Employee Director" means a Director who is not an employee of the Company.

1.3.29 "Option" means an option to purchase a Common Share granted by the Board to an Eligible Participant in accordance with Section 3 and Section 9.1.

1.3.30 "Performance Conditions" means such financial, personal, operational or transaction-based performance criteria as may be determined by the Board in respect of a Grant to any Eligible Participant or Eligible Participants and set out in a Grant Agreement. Without limitation, Performance Conditions may apply to the Company, a Subsidiary of the Company, the Company and its Subsidiaries as a whole, a business unit of the Company or group comprised of the Company and some Subsidiaries of the Company or a group of Subsidiaries of the Company, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years' results or to a designated comparator group, or otherwise, and may incorporate multipliers or adjustments based on the achievement of any such performance criteria.

1.3.31 "Performance Period" means, with respect to PSUs, a period specified by the Board for achievement of any applicable Performance Conditions as a condition to Vesting.

1.3.32 "Performance Share Unit" or "PSU" means a right granted to an Eligible Participant in accordance with Section 3.1(c) and 3.1(d) and Section 13.1 to receive a Common Share or the Market Price, as determined by the Board, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board.

1.3.33 "Person" means an individual, corporation, company, cooperative, sole proprietorship, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, trust, trustee, executor, administrator, legal personal representative, estate, unincorporated association, organization or syndicate, entity with juridical personality or governmental authority or body, or other entity, whether or not having legal status, however designated or constituted, and pronouns which refer to a Person shall have a similarly extended meaning.

1.3.34 "Plan" means this Galiano Gold Inc. Omnibus Equity Incentive Plan, including any schedules or appendices hereto, as may be amended from time to time.

1.3.35 "Prior Plans" means the Company's Share Option Plan dated September 27, 2011, and as amended on May 2, 2017, May 22, 2017, April 30, 2020 and June 1, 2023, and the Company's Share Unit Plan dated April 30, 2020, and as amended on June 1, 2023.

1.3.36 "Prior Plan Award" means a grant of options or share units under the Prior Plans.

1.3.37 "Restricted Share Unit" or "RSU" means a right granted to an Eligible Participant in accordance with Section 3.1(c) and 3.1(d) and Section 13.1 to receive a Common Share or the Market Price, as determined by the Board, that generally becomes Vested, if at all, following a period of continuous Employment of the Eligible Participant.

1.3.38 "Restrictive Covenant" means any obligation of an Eligible Participant to the Company or a Subsidiary of the Company to (a) maintain the confidentiality of information relating to the Company or the Subsidiary of the Company and/or its business, (b) not engage in employment or business activities that compete with the business of the Company or the Subsidiary of the Company, or (c) not solicit employees or other service providers, customers and/or suppliers of the Company or the Subsidiary of the Company, whether during or after employment with the Company or Subsidiary of the Company, and whether such obligation is set out in a Grant Agreement issued under the Plan or other agreement between the Eligible Participant and the Company or Subsidiary of the Company, including, without limitation, an employment agreement, or otherwise.

1.3.39 "Security Based Compensation Arrangement" means an option, option plan, security based appreciation right, employee unit purchase plan, restricted, performance or deferred unit plan, long-term incentive plan or any other compensation or incentive mechanism, in each case, involving the issuance or potential issuance of Common Shares to one or more directors or officers of the Company or a Subsidiary of the Company, current or past full-time or part-time employees of the Company or a Subsidiary of the Company, Insiders, or consultants of the Company or any Subsidiary of the Company, including a Common Share purchased from treasury by one or more directors or officers of the Company or any Subsidiary of the Company, current or past full-time or part-time employees of the Company or a Subsidiary of the Company, Insiders, or consultants of the Company or a Subsidiary of the Company which is financially assisted by the Company or a Subsidiary of the Company by way of a loan, guarantee or otherwise, but a Security Based Compensation Arrangement does not include an arrangement that does not involve the issuance from treasury or potential issuance from treasury of Common Shares or other equity securities of the Company.

1.3.40 "Service Provider" means a Person, other than an employee, officer or director of the Company or a Subsidiary of the Company, that:

(a) is engaged to provide, on a bona fide basis, for an initial, renewable or extended period of twelve (12) months or more, services to the Company or a Subsidiary of the Company, other than services provided in relation to a distribution of securities;

(b) provides the services under a written contract between the Company or a Subsidiary of the Company and the Person;

(c) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary of the Company;

and includes

(d) for an individual Service Provider, a Company of which the individual Service Provider is an employee or shareholder, and a partnership of which the individual Service Provider is an employee or partner; and

(e) for a Service Provider that is not an individual, an employee, executive officer, or director of the Service Provider, provided that the individual employee, executive officer, or director spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Subsidiary of the Company.

1.3.41 "Share Unit" means either an RSU or a PSU, as the context requires, but for greater certainty, does not include a DSU.

1.3.42 "Stand-Alone SAR" means a Stock Appreciation Right that is granted without reference to any related Option.

1.3.43 "Stock Appreciation Right" or "SAR" means a right, granted to an Eligible Participant, representing the right to receive payment, in cash, Common Shares or any combination thereof, as determined by the Board, equal to the excess of the Market Price over the Base Price or Exercise Price, whichever is applicable, on the terms and conditions and calculated in accordance with the provisions of Section 10.

1.3.44 "Stock Exchange" means the TSX and/or such other stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market.

1.3.45 "Stock Exchange Rules" means the applicable rules and policies of any Stock Exchange upon which Common Shares are listed.

1.3.46 "Subsidiary" means, in respect of a Person, another Person that is Controlled directly or indirectly by such Person and includes a Subsidiary of that Subsidiary.

1.3.47 "Tandem SAR" means a Stock Appreciation Right attached to an Option, giving the holder, upon Vesting of the Option and Tandem SAR, the right to choose to exercise the Stock Appreciation Right or to exercise the Option.

1.3.48 "Termination" means:

(a) in the case of an Eligible Participant who is an employee of the Company or a Subsidiary of the Company, the termination of such Eligible Participant's Employment, which shall occur on the date (the "Termination Date") on which the Eligible Participant ceases to render services to the Company or a Subsidiary of the Company, as applicable, whether such termination is lawful or otherwise, without giving effect to any pay in lieu of notice (paid by way of lump sum or salary continuance), benefits continuance or other termination-related payments or benefits to which the Eligible Participant may be entitled pursuant to the common law or otherwise (except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation, in which case the Termination Date shall be at the expiration of any statutory notice period required to satisfy this legislative requirement). For greater certainty, (i) an Eligible Participant's absence from active work during a period of vacation, temporary illness, maternity or parental leave, leave on account of Disability or any other authorized leave of absence, or (ii) transfer from Employment to other Employment with the agreement of the Company or a Subsidiary of the Company shall not be considered to be a "Termination";

(b) in the case of an Eligible Participant who is a Non-Employee Director, the date upon which the Non-Employee Director ceases to hold office; and

(c) in the case of an Eligible Participant who is a Service Provider, the date that is designated by the Company or any of its subsidiaries, or by the Service Provider, as the case may be, in a written notice of termination, as the date on which the Service Provider's consulting agreement or arrangement is terminated for any reason, provided, in each case, that, in the case of a US Taxpayer who receives a Grant subject to the provisions of Section 409A of the Code, the Termination constitutes a "Separation From Service", within the meaning of Section 409A of the Code, and "Terminated" and "Terminates" shall be construed accordingly.

1.3.49 "Time Vesting" means any conditions relating to the passage of time or continued service with the Company or Subsidiary of the Company for a period of time in respect of a Grant, as may be determined by the Board.

1.3.50 "Trading Day" means a day on which the Stock Exchange is open for trading and on which the Common Shares actually traded.

1.3.51 "TSX" means the Toronto Stock Exchange and any successor thereto.

1.3.52 "US Taxpayer" means an individual who is subject to tax under the Code in respect of any Grants, amounts payable or Common Shares deliverable under this Plan.

1.3.53 "Vested" means, with respect to any Option, SAR, Share Unit, DSU or other award included in a Grant, that the applicable conditions with respect to Time Vesting, achievement of Performance Conditions and/or any other conditions (if any) established by the Board have been satisfied or, to the extent permitted under the Plan, waived, whether or not the Eligible Participant's rights with respect to such Grant may be conditioned upon prior or subsequent compliance with any Restrictive Covenants, and "Vesting" and any other applicable derivative term shall be construed accordingly.

1.3.54 "Vesting Date" means the date on which all applicable Time Vesting, Performance Conditions and/or any other conditions for an Option, SAR, Share Unit, DSU or other award included in a Grant becoming Vested (if any) are met, deemed to have been met or waived as contemplated in Section 1.3.53.

2. CONSTRUCTION AND INTERPRETATION

2.1 Gender, Singular, Plural etc.

In the Plan, references to one gender include all genders; and references to the singular shall include the plural and vice versa, as the context shall require. Wherever the words "include", "includes" or "including" are used in this Plan, they shall be deemed to be followed by the words "without limitation" and the words following "include", "includes" or "including" shall not be considered to set forth an exhaustive list.

2.2 Severability.

If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.3 Headings, Sections and Parts.

Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable. The Plan is divided into four Parts. Part I contains provisions of general application to all Grants; Part II applies specifically to Options and SARs; Part III applies specifically to Share Units; and Part IV applies specifically to DSUs and other Share-based awards.

3. ADMINISTRATION

3.1 Administration by the Board.

The Plan shall be administered by the Board in accordance with its terms and subject to Applicable Law. Subject to and consistent with the terms of the Plan, in addition to any authority of the Board specified under any other terms of the Plan, the Board shall have full and complete discretionary authority to:

(a) interpret the Plan and Grant Agreements;

(b) prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and instruments of grant evidencing Grants;

(c) determine those Eligible Participants who may receive Grants as Eligible Participants, grant one or more Grants to such Eligible Participants and approve or authorize the applicable form and terms of the related Grant Agreement;

(d) determine the terms and conditions of Grants granted to any Eligible Participant, including, without limitation, as applicable (i) Grant Value and the number of Common Shares subject to a Grant, (ii) the Exercise Price or Base Price for Common Shares subject to a Grant, (iii) the conditions to the Vesting of a Grant or any portion thereof, including, as applicable, the period for achievement of any applicable Performance Conditions as a condition to Vesting, and conditions pertaining to compliance with Restrictive Covenants, and the conditions, if any, upon which Vesting of any Grant or any portion thereof will be waived or accelerated without any further action by the Board, (iv) the circumstances upon which a Grant or any portion thereof shall be forfeited, cancelled or expire, including in connection with the breach by an Eligible Participant of any Restrictive Covenant, (v) the consequences of a Termination with respect to a Grant, (vi) the manner of exercise or settlement of the Vested portion of a Grant, (vii) whether, and the terms upon which, a Grant may be settled in cash, newly issued Common Shares or a combination thereof, and (viii) whether, and the terms upon which, any Common Shares delivered upon exercise or settlement of a Grant must be held by an Eligible Participant for any specified period of time;

(e) determine whether, and the extent to which, any Performance Conditions or other conditions applicable to the Vesting of a Grant have been satisfied or shall be waived or modified;

(f) make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence or Disability of any Eligible Participant. Without limiting the generality of the foregoing, the Board shall be entitled to determine:

(i) whether or not any such leave of absence shall constitute a Termination within the meaning of the Plan; and

(ii) the impact, if any, of any such leave of absence on Grants issued under the Plan made to any Eligible Participant who takes such leave of absence (including, without limitation, whether or not such leave of absence shall cause any Grants to expire and the impact upon the time or times such Grants shall be exercisable);

(g) amend the terms of any Grant Agreement or other documents evidencing Grants; and

(h) determine whether, and the extent to which, adjustments shall be made pursuant to Section 5 and the terms of such adjustments.

3.2 All determinations, interpretations, rules, regulations, or other acts of the Board respecting the Plan or any Grant shall be made in its sole discretion and shall be conclusively binding upon all Persons.

3.3 The Board may prescribe terms for Grant Agreements in respect of Eligible Participants who are subject to the laws of a jurisdiction other than Canada in connection with their participation in the Plan that are different than the terms of the Grant Agreements for Eligible Participants who are subject to the laws of Canada in connection with their participation in the Plan, and/or deviate from the terms of the Plan set out herein, for purposes of compliance with Applicable Law in such other jurisdiction or where, in the Board's opinion, such terms or deviations are necessary or desirable to obtain more advantageous treatment for the Company, a Subsidiary of the Company or the Eligible Participant in respect of the Plan under the Applicable Law of the other jurisdiction.

Notwithstanding the foregoing, the terms of any Grant Agreement authorized pursuant to this Section 3.3 shall be consistent with the Plan to the extent practicable having regard to the Applicable Law of the jurisdiction in which such Grant Agreement is applicable and in no event shall contravene the Applicable Law of Canada.

3.4 The Board may, in its discretion, subject to Applicable Law, delegate its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board, an individual or individuals, as it may determine, from time to time, on terms and conditions as it may determine, from time to time, provided that (a) the Board shall not, and shall not be permitted to delegate any such powers, rights or duties with respect to the grant, amendment, administration or settlement of any Grant to the extent delegation is not consistent with Applicable Law and any such purported delegation or action shall not be given effect, and (b) the composition of any committee of the Board, Person or Persons, as the case may be, shall comply with Applicable Law. For greater certainty, where the Board delegates powers to administer the Plan to a committee of the Board, the committee of the Board shall consist of two or more persons, each of whom may, from time to time, qualify as a "non-employee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the United States Securities Exchange Act of 1934, as amended) and as "independent" within the meaning of any applicable Stock Exchange or similar regulatory authority on which the Common Shares are then listed, in each case if and to the extent required by Applicable Law. Where the Board has delegated any of its powers, rights or duties under the Plan, references in the Plan to the "Board" shall include the Board's delegate with respect to such powers, rights or duties. In addition, provided it complies with the foregoing, the Board may appoint or engage a trustee, custodian or administrator to provide services in respect of the administration of, or implement, the Plan or any aspect of it.

4. SHARE RESERVE

4.1 Subject to Section 4.3 and any adjustment pursuant to Section 5.1, the maximum aggregate number of Common Shares that may be issued pursuant to Grants made under the Plan together with all other Security Based Compensation Arrangements shall not exceed eight percent (8%) of the number of issued and outstanding Common Shares at the applicable Grant Date. The aggregate number of Common Shares issuable under this Plan pursuant to Grants other than Options and SARs may not exceed 4% of the issued and outstanding as at the applicable Grant Date.

4.2 The maximum number of Common Shares

(a) issued to Insiders within any twelve (12) month period, and

(b) issuable to Insiders, at any time,

under the Plan, or when combined with all of the Company's other Security Based Compensation Arrangements, shall not exceed eight percent (8%) of the number of the aggregate issued and outstanding Common Shares.

4.3 Common Shares covered by Grants that are exercised or settled or that expire or are forfeited, surrendered, cancelled or otherwise terminated or lapse for any reason without having been exercised or settled for Common Shares issued from treasury will be available for subsequent grant under this Plan and the number of Common Shares available for issuance under Section 4.1 will not be reduced. For so long as the Common Shares are listed on the TSX, the Company shall obtain any required shareholder approval for unallocated Awards under this Plan within the timeframes required under the Stock Exchange Rules.

4.4 The maximum aggregate annual grant date value of awards issued to Non-Employee Directors pursuant to all Security Based Compensation Arrangements that are eligible to be settled in Common Shares shall not exceed US$150,000 in any single calendar year (of which no more than US$100,000 may be in the form of stock options), excluding any DSUs elected to be received pursuant to Section 19.1 and any other awards granted in lieu of cash fees on a value-for-value basis and any awards granted in connection with a Non-Employee Director's commencement of services in such capacity.

5. ALTERATION OF CAPITAL AND CHANGE IN CONTROL

5.1 Notwithstanding any other provision of the Plan, and subject to Applicable Law, in the event of any change in the Common Shares by reason of any dividend (other than dividends in the ordinary course), split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Common Shares or distribution of rights to holders of Common Shares or any other relevant changes to the authorized or issued capital of the Company, if the Board shall determine that an equitable adjustment should be made, such adjustment shall be made by the Board to: (a) the number of Common Shares subject to the Plan; (b) the securities issuable in respect of a Grant where the Common Shares have been converted, exchanged or otherwise changed; (c) the Exercise Price and/or Base Price, as appropriate in respect of such Options and/or Stock Appreciation Rights; and/or (d) the number of Share Units and/or DSUs outstanding under the Plan, and any such adjustment shall be conclusive and binding for all purposes of the Plan.

5.2 No adjustment provided for pursuant to Section 5.1 shall require the Company to issue fractional Common Shares or consideration in lieu thereof in satisfaction of its obligations under the Plan. Any fractional interest in a Common Share that would, except for the provisions of this Section 5.2, be deliverable upon the exercise of any Grant shall be cancelled and not deliverable by the Company.

5.3 In the event of a Change in Control prior to the Vesting of a Grant, and subject to Section 5.4, the terms of an Eligible Participant's written employment agreement or contract for services with the Company or a Subsidiary of the Company and the applicable Grant Agreement, the Board shall have full authority to determine in its sole discretion the effect, if any, of a Change in Control on the Vesting, exercisability, settlement, payment or lapse of restrictions applicable to a Grant, which effect may be specified in the applicable Grant Agreement or determined at a subsequent time. Subject to Applicable Law, rules and regulations, the Board shall, at any time prior to, coincident with or after the effective time of a Change in Control, take such actions as it may consider appropriate, including, without limitation: (a) provide for the acceleration of any Vesting or exercisability of a Grant; (b) provide for the deemed attainment of Performance Conditions relating to a Grant; (c) provide for the lapse of restrictions relating to a Grant; (d) provide for the assumption, substitution, replacement or continuation of any Grant by a successor or surviving Company (or a parent or subsidiary thereof) with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving Company (or a parent or subsidiary thereof); (e) provide that a Grant shall terminate or expire unless exercised or settled in full on or before a date fixed by the Board; or (f) allow the surrender of outstanding Grants otherwise designated to be satisfied through the issuance of Common Shares or terminate or cancel other outstanding Grants in each case in exchange for a cash payment (provided that, if as of the date of the Change in Control, the Board determines that no amount would have been realized upon the exercise or settlement of the Grant, then the Grant may be cancelled by the Company without payment of consideration).

5.4 If the Company completes a transaction constituting a Change in Control, and within twelve (12) months following such Change in Control a Termination Date occurs with respect to an Eligible Participant who was an employee or a Service Provider of the Company or a Subsidiary of the Company prior to the Change in Control, by reason of a termination without Cause or a resignation for Good Reason then notwithstanding the conditions as to vesting of any Grant of Options or Share Units contained in any individual Grant Agreement:

(a) the Eligible Participant's Options (if any) shall immediately fully vest as of the Termination Date and become exercisable and shall remain open for exercise until the earlier of their Expiry Date and the date that is 90 days after the Termination Date;

(b) all outstanding Share Units held by such Eligible Participant shall become Vested Share Units as of the Termination Date and the Company (or its successor) shall issue Common Shares and/or pay cash to such Eligible Participant with respect to such Vested Share Units in accordance with Section 15.2; provided that in the event that any Share Units are subject to Performance Conditions, then the Vesting of such Share Units shall accelerate based on the extent to which such Performance Conditions have been satisfied as of the Termination Date, with the satisfaction of such Performance Conditions being determined based on actual results of the Company for years where such results are known as of the Termination Date and target results for years for which results are unknown as of the Termination Date (i.e., based on a 100% payout target).

6. CLAWBACK

6.1 Clawback.

It is a condition of each Grant to an Eligible Participant who is an Executive Officer that the Grant is subject to the Clawback Policy.

7. MISCELLANEOUS

7.1 Compliance with Laws and Policies.

The Company's obligation to make any payments, offer or deliver (or cause to be delivered) any Common Shares or other awards hereunder is subject to compliance with Applicable Law. Each Eligible Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Eligible Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Company applicable to the Eligible Participant in connection with the Plan including, without limitation, the Insider Trading Policy and Clawback Policy of the Company, and furnish to the Company all information and undertakings as may be required to permit compliance with Applicable Law, including, without limitation, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the U.S. Securities Act of 1933, as amended, or any applicable state or non-U.S. securities laws. The Company may require that certificates or book-entry notations evidencing Common Shares delivered under this Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Common Shares. If counsel to the Company shall determine that the listing, registration or qualification of the Common Shares or any other award under this Plan upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the offer, grant, issuance, exercise or delivery of such Common Shares or awards, nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration, qualification, consent or approval.

7.2 Withholdings.

So as to ensure that the Company or a Subsidiary of the Company, as applicable, will be able to comply with the applicable obligations under any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Company or the Subsidiary of the Company shall withhold or cause to be withheld from any amount payable to an Eligible Participant, either under this Plan, or otherwise, such amount as may be necessary to permit the Company or the Subsidiary of the Company, as applicable, to so comply. The Company and any Subsidiary of the Company may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Company may determine in its sole discretion, by (a) selling on such Eligible Participant's behalf, or requiring such Eligible Participant to sell, any Common Shares, and retaining any amount payable which would otherwise be provided or paid to such Eligible Participant in connection with any such sale, or (b) requiring, as a condition to the delivery of Common Shares hereunder, that such Eligible Participant make such arrangements as the Company may require so that the Company and its Subsidiaries can satisfy such withholding obligations, including requiring such Eligible Participant to remit an amount to the Company or a Subsidiary of the Company in advance, or reimburse the Company or any Subsidiary of the Company for, any such withholding obligations.

7.3 No Right to Continued Employment.

Nothing in the Plan or in any Grant Agreement entered into pursuant hereto shall confer upon any Eligible Participant the right to continue in the employ or service of the Company or any Subsidiary of the Company, to be entitled to any remuneration or benefits not set forth in the Plan or a Grant Agreement or to interfere with or limit in any way the right of the Company or any Subsidiary of the Company to terminate Eligible Participant's employment or service arrangement with the Company or any Subsidiary of the Company.

7.4 No Additional Rights.

Neither the designation of an individual as an Eligible Participant nor the Grant of any Options, SARs, Share Units, DSUs or other award to any Eligible Participant entitles any Person to the Grant, or any additional Grant, as the case may be, of any Options, SARs, Share Units, DSUs or other award under the Plan. For greater certainty, the Board's decision to approve a Grant in any period shall not require the Board to approve a Grant to any Eligible Participant in any other period; nor shall the Board's decision with respect to the size or terms and conditions of a Grant in any period require it to approve a Grant of the same or similar size or with the same or similar terms and conditions to any Eligible Participant in any other period. The Board shall not be precluded from approving a Grant to any Eligible Participant solely because such Eligible Participant may have previously received a Grant under this Plan or any other similar compensation arrangement of the Company or a Subsidiary. No Eligible Participant has any claim or right to receive a Grant except as may be provided in a written employment or services agreement between an Eligible Participant and the Company or a Subsidiary of the Company.

7.5 Amendment, Termination.

The Plan and any Grant made pursuant to the Plan may be amended, modified or terminated by the Board without approval of shareholders, provided that no amendment to the Plan or Grants made pursuant to the Plan may be made without the consent of an Eligible Participant if it adversely alters or impairs the rights of the Eligible Participant in respect of any Grant previously granted to such Eligible Participant under the Plan, except that Eligible Participant consent shall not be required where the amendment is required for purposes of compliance with Applicable Law. For greater certainty, the Plan may not be amended without shareholder approval in accordance with the requirements of the Stock Exchange to do any of the following:

(a) increase in the maximum number of Common Shares issuable pursuant to the Plan and as set out in Section 4.1;

(b) increase or remove the limits on Common Shares issuable or issued to Insiders as set forth in Section  4.2;

(c) reduce the Exercise Price of an outstanding Option or the Base Price of a Stand-Alone SAR for the benefit of an Eligible Participant, except as set forth in Section 5;

(d) any amendment that extends the term of Options beyond the original expiry date, except pursuant to Section 9.5; or

(e) any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;

(f) any amendment to the definition of an Eligible Participant under the Plan that may permit the introduction or reintroduction of Non-Employee Directors on a discretionary basis or amendments that increase the limits set forth in Section 4.4 on Non-Employee Director participation;

(g) any amendment to Section 7.11 which would permit Options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; and

(h) amend this Section 7.5 or grant additional powers to the Board to amend the Plan or entitlements without shareholder approval.

For greater certainty and without limiting the foregoing, shareholder approval shall not be required for the following amendments and the Board may make the following changes without shareholder approval, subject to any regulatory approvals including, where required, the approval of any Stock Exchange:

(i) amendments of a "housekeeping" nature;

(j) a change to the Vesting provisions of any Grants;

(k) a change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or

(l) amendments to the provisions relating to a Change in Control.

7.6 Currency. The Grant Agreement shall specify the currency applicable to such Grant. The Board may determine, in its sole discretion, that a Grant denominated in one currency may be paid in any other currency based on the prevailing exchange rate at the time of payment or settlement, as applicable.

7.7 Administration Costs.

The Company will be responsible for all costs relating to the administration of the Plan.

7.8 Designation of Beneficiary.

Subject to the requirements of Applicable Law, an Eligible Participant may designate a Beneficiary, in writing, to receive any benefits that are provided under the Plan upon the death of such Eligible Participant. The Eligible Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form as may be prescribed by the Board from time to time. In the case of DSUs, only a person who is a dependent or relation of the Non-Employee Director to whom the DSUs have been granted may be designated as a Beneficiary to receive any benefits that are payable under the Plan in respect of such DSUs upon the death of such Non-Employee Director. A Beneficiary designation under this Section 7.8 and any subsequent changes thereto shall be filed with the general counsel of the Company.

7.9 Governing Law.

The Plan and any Grants pursuant to the Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and with respect to Eligible Participants who are US Taxpayers, with the Code and applicable federal laws of the US. The Board may provide that any dispute to any Grant shall be presented and determined in such forum as the Board may specify, including through binding arbitration. Any reference in the Plan, in any Grant Agreement issued pursuant to the Plan or in any other agreement or document relating to the Plan to a provision of law or rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability. To the extent applicable, with respect to Eligible Participants who are US Taxpayers, this Plan shall be interpreted in accordance with the requirements of Code Section 409A and the regulations, notices, and other guidance of general applicability issued thereunder.

7.10 Assignment.

The Plan shall inure to the benefit of and be binding upon the Company, its successors and assigns.

7.11 Transferability.

Unless otherwise provided in the Plan or in the applicable Grant Agreement, no Grant, and no rights or interests therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by an Eligible Participant other than by testamentary disposition by the Eligible Participant or the laws of intestate succession. No such interest shall be subject to execution, attachment or similar legal process including without limitation seizure for the payment of the Eligible Participant's debts, judgments, alimony or separate maintenance.

8. EFFECTIVE DATE

8.1 The Plan is established effective ●, 2026.

PART II - OPTIONS AND SARS

9. OPTIONS

9.1 The Company may, from time to time, make one or more Grants of Options to Eligible Participants on such terms and conditions, consistent with the Plan, as the Board shall determine. In granting such Options, subject to the provisions of the Plan, the Company shall specify,

(a) the maximum number of Common Shares which the Eligible Participant may purchase under the Options;

(b) the Exercise Price at which the Eligible Participant may purchase their Common Shares under the Options;

(c) the term of the Options, to a maximum of seven (7) years from the Grant Date of the Options, the Vesting period, the periods within the term of the Options during which Vested Options or a portion thereof may be exercised by an Eligible Participant and any other Vesting conditions (including Performance Conditions); and

(d) any Tandem SARs that are granted with respect to such Options.

9.2 The Exercise Price for each Common Share subject to an Option shall be fixed by the Board but under no circumstances shall any Exercise Price be less than one hundred percent (100%) of the Market Price on the Grant Date of such Option.

9.3 All Options granted hereunder shall vest in accordance with the terms of the Grant Agreement entered into in respect of such Options.

9.4 Subject to the provisions of the Plan and the terms governing the granting of the Option, and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 7.2, Vested Options or a portion thereof may be exercised from time to time until their Expiry Date by delivery to the Company of a notice in writing signed by the Eligible Participant or the Eligible Participant's legal personal representative, as the case may be, and addressed to the Company. This notice shall state the intention of the Eligible Participant or the Eligible Participant's legal personal representative to exercise the said Options and the number of Common Shares in respect of which the Options are then being exercised and must be accompanied by payment in full of the Exercise Price under the Options which are the subject of the exercise. On the exercise of an Option, any related Tandem SAR shall be cancelled.

9.5 If the normal Expiry Date of any Option (as set out in the applicable Grant Agreement) falls within any Blackout Period or within ten (10) Business Days following the end of any Blackout Period, then the Expiry Date of such Option shall, without any further action, be extended to the date that is ten (10) Business Days following the end of such Blackout Period. The foregoing extension applies to all Options whatever the Grant Date and shall not be considered an extension of the term of the Options as referred to in Section 7.5; provided however, that no extension shall be effected which would result in the Option being subject to, or in violation of, Code Section 409A.

10. STOCK APPRECIATION RIGHTS

10.1 The Board may from time to time make one or more Grants of Stock Appreciation Rights to Eligible Participants on such terms and conditions, consistent with the Plan, as the Board shall determine.

10.2 Tandem SARs may be granted at or after the Grant Date of the related Options, and each Tandem SAR shall be subject to the same terms and conditions and denominated in the same currency as the Option to which it relates and the additional terms and conditions set forth in this Section 10.

10.3 On exercise of a Tandem SAR, the related Option shall be cancelled and the Eligible Participant shall be entitled to an amount in settlement of such Tandem SAR calculated and in such form as provided in Section 10.8 below.

10.4 Tandem SARs may be exercised only if and to the extent the Options related thereto are then Vested and exercisable and shall be exercised in accordance with such procedures as may be established by the Board. For greater certainty, upon the expiry or forfeiture of the Option to which a Tandem SAR is attached, including in connection with an Eligible Participant's Termination, as provided in Section 11, such Tandem SAR shall also expire or be forfeited, as the case may be.

10.5 Stand-Alone SARs granted under the Plan shall become Vested at such times, in such installments and subject to the terms and conditions of this Plan (including satisfaction of Performance Conditions and/or continued employment) as may be determined by the Board and set forth in the applicable Grant Agreement. For greater certainty, except as set out in a Grant Agreement in respect of the Stand-Alone SAR, or as otherwise approved by the Board, no Stand-Alone SAR granted to an Eligible Participant shall Vest after the Eligible Participant's Termination and any Stand-Alone SARs that are outstanding on the Eligible Participant's Termination shall be forfeited and cancelled as of the date of such Termination, and the Eligible Participant shall have no claim to damages in lieu thereof, whether related or attributable to any contractual or common law termination entitlements or otherwise.

10.6 The Base Price for each Stand-Alone SAR shall not be less than one hundred percent of the Market Price on the Grant Date of such Stand-Alone SAR.

10.7 Unless the Board determines otherwise, Stand-Alone SARs covered by a Grant shall, when and to the extent Vested, be settled by payment in cash of the amount determined in accordance with Section 10.8.

10.8 Upon exercise thereof, or the settlement thereof in accordance with Section 10.7, and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 7.2, Stock Appreciation Rights (and, in the case of Tandem SARs, the related Options) shall be settled by payment in cash, of an amount, or the delivery of Common Shares or a combination of cash and Common Shares, as determined by the Board with an aggregate value equal to the product of:

(A) the excess of the Market Price on the date of exercise over the Exercise Price or Base Price under the applicable Stock Appreciation Right,

multiplied by

(B) the number of Stock Appreciation Rights exercised or settled.

10.9 Any cash payment in settlement of a Stand-Alone SAR shall be payable in Canadian or US dollars as determined by the Company and in accordance with the prevailing exchange rate at the time of exercise or settlement, as applicable. Any cash payment in settlement of a Tandem SAR shall be payable in the currency as the Option to which it relates and in accordance with the prevailing exchange rate at the time of exercise or settlement, as applicable. Any portion of a Stock Appreciation Right that is to be settled in Common Shares shall be settled by delivery of the number of Common Shares having a Market Price on the date of exercise equal to the portion of the amount determined in accordance with Section 10.8 being settled, rounded down to the nearest whole Share.

10.10 If the normal Expiry Date of any Stock Appreciation Right (as set out in the applicable Grant Agreement) falls within any Blackout Period or within ten (10) Business Days following the end of any Blackout Period, then the Expiry Date of such Stock Appreciation Right shall, without any further action, be extended to the date that is ten (10) Business Days following the end of such Blackout Period. The foregoing extension applies to all SARs whatever and shall not be considered an extension of the term of the SARs as referred to in Section 7.5; provided however, that no extension shall be effected which would result in the Stock Appreciation Right being subject to, or in violation of, Code Section 409A.

11. TERMINATION OF EMPLOYMENT AND DEATH OF AN ELIGIBLE PARTICIPANT - OPTIONS AND TANDEM SARS

11.1 Outstanding Options held by an Eligible Participant as of the Eligible Participant's Termination Date, for any reason, including death, shall be subject to the provisions of this Section 11, as applicable; except that, in all events, the period for exercise of Options shall end no later than the last day of the maximum term thereof established under Section 9.1(c), 9.5, or 11.5, as the case may be.

11.2 Subject to the applicable Grant Agreement, Section 11.1 and Section 11.5, in the case of an Eligible Participant's Termination due to death, the Eligible Participant's outstanding Options that have become Vested prior to the Eligible Participant's date of death or Termination by reason of Disability shall continue to be exercisable during the twelve (12) month period following such date of death or Termination by reason of Disability, as the case may be.

11.3 Subject to the applicable Grant Agreement, Section 11.1 and Section 11.5, in the case of an Eligible Participant's Termination for any reason other than Termination for Cause, the Eligible Participant's outstanding Options that have become Vested prior to the Eligible Participant's Termination Date shall continue to be exercisable during the ninety (90) day period following the Eligible Participant's Termination Date.

11.4 Notwithstanding any other provision hereof or in any Grant Agreement, in the case of an Eligible Participant's Termination for Cause, any and all then outstanding Options granted to the Eligible Participant, whether or not Vested prior to such Termination, shall be immediately forfeited and cancelled, without any consideration therefor, as of the Eligible Participant's Termination Date.

11.5 In addition to the Board's rights under Section 3.1, but subject to Section 11.4, the Board may, at the time of an Eligible Participant's Termination, extend the period for exercise of some or all of the Eligible Participant's Options, but not beyond the original Expiry Date, and/or allow for the continued Vesting of some or all of the Eligible Participant's Options during the period for exercise or a portion of it. Options that are not exercised prior to the expiration of the exercise period, including any extended exercise period authorized pursuant to this Section 11.5, following an Eligible Participant's Termination Date shall automatically expire on the last day of such period.

11.6 Subject to Section 11.5 and except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation, any Options that are not Vested on the Eligible Participant's Termination Date shall not Vest and any such Options, and any Options that expire or are forfeited without being exercised, shall be cancelled. For greater certainty, an Eligible Participant shall have no right to receive Common Shares or a cash payment, as compensation, damages or otherwise, with respect to any Options that do not become Vested or that are forfeited and/or cancelled or otherwise not exercised before the Expiry Date of the Options, whether related or attributable to any contractual or common law termination entitlements or otherwise.

PART III - SHARE UNITS

12. DEFINITIONS

12.1 "Grant Value" means the dollar amount allocated to an Eligible Participant in respect of a Grant of Share Units.

12.2 "Share Unit Account" has the meaning set out in Section 14.1.

12.3 "Valuation Date" means the date as of which the Market Price is determined for purposes of calculating the number of Share Units included in a Grant, which shall be the Grant Date or, if otherwise determined by the Board, a future date.

12.4 "Vesting Period" means, with respect to a Grant of Share Units, the period specified by the Board, commencing on the Grant Date and ending on the last Vesting Date for such Share Units.

13. ELIGIBILITY AND GRANT DETERMINATION.

13.1 The Board may from time to time make one or more Grants of Share Units to Eligible Participants on such terms and conditions, consistent with the Plan, as the Board shall determine, provided that, in determining the Eligible Participants to whom Grants are to be made and the Grant Value for each Grant, the Board shall take into account the terms of any written employment agreement or contract for services between an Eligible Participant and the Company or any Subsidiary of the Company and may take into account such other factors as it shall determine in its sole and absolute discretion.

13.2 The Board shall determine the Grant Value and the Valuation Date (if not the Grant Date) for each Grant under this Part III. The number of Share Units to be covered by each such Grant shall be determined by dividing the Grant Value for such Grant by the Market Price of a Common Share as at the Valuation Date for such Grant, rounded up to the next whole number.

13.3 Each Grant Agreement issued in respect of Share Units shall set forth, at a minimum, the type of Share Units and Grant Date of the Grant evidenced thereby, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions, the applicable Vesting Period(s) and the treatment of the Grant upon Termination and may specify such other terms and conditions consistent with the terms of the Plan as the Board shall determine or as shall be required under any other provision of the Plan. The Board may include in a Grant Agreement under this Part III terms or conditions pertaining to confidentiality of information relating to the Company's operations or businesses which must be complied with by an Eligible Participant including as a condition of the grant or Vesting of Share Units.

14. ACCOUNTS AND DIVIDEND EQUIVALENTS

14.1 Share Unit Account.

An account, called a "Share Unit Account", shall be maintained by the Company, or a Subsidiary of the Company, as specified by the Board, for each Eligible Participant who has received a Grant of Share Units and will be credited with such Grants of Share Units as are received by an Eligible Participant from time to time pursuant to Section 13 and any dividend equivalent Share Units pursuant to Section 14.2. Share Units that fail to Vest to an Eligible Participant and are forfeited pursuant to Section 15, or that are paid out to the Eligible Participant or their Beneficiary, shall be cancelled and shall cease to be recorded in the Eligible Participant's Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be. For greater certainty, where an Eligible Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Eligible Participant's Share Unit Account.

14.2 Dividend Equivalent Share Units.

Except as otherwise provided in the Grant Agreement relating to a Grant of RSUs or PSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Common Shares to shareholders of record as of a record date occurring during the period from the Grant Date under the Grant Agreement to the date immediately prior to the date as of which the RSUs or PSUs cease to be outstanding, additional dividend equivalent RSUs or PSUs, as the case may be, shall be credited to the Share Unit Account of the Eligible Participant who is a party to such Grant Agreement. The number of such additional RSUs or PSUs will be calculated by dividing the aggregate dividends or distributions that would have been paid to such Eligible Participant if the RSUs or PSUs in the Eligible Participant's Share Unit Account had been Common Shares by the Market Price on the dividend payment date. The additional RSUs or PSUs granted to an Eligible Participant will be subject to the same terms and conditions, including Vesting and settlement terms, as the corresponding RSUs or PSUs, as the case may be, to which such additional RSUs or PSUs are attributable.

15. VESTING AND SETTLEMENT OF SHARE UNITS

15.1 Continued Employment.

Subject to this Section 15, Section 5.4 and the applicable Grant Agreement, Share Units subject to a Grant and dividend equivalent Share Units credited to the Eligible Participant's Share Unit Account in respect of such Share Units shall Vest in such proportion(s) and on such Vesting Date(s) as may be specified in the Grant Agreement governing such Grant provided that the Eligible Participant's Employment has not Terminated, including by reason of death, on the relevant Vesting Date.

15.2 Settlement.

An Eligible Participant's RSUs and PSUs, adjusted in accordance with the applicable multiplier, if any, as set out in the Grant Agreement, and rounded down to the nearest whole number of RSUs or PSUs, as the case may be, shall be settled, by a distribution as provided below to the Eligible Participant or their Beneficiary following the Vesting thereof in accordance with Section 15.1, as the case may be, subject to the terms of the applicable Grant Agreement. In all events, unless the Grant Agreement specifies that RSUs and PSUs must be settled through the issuance of Common Shares, settlement will occur upon or as soon as reasonably practicable following Vesting and, in any event, on or before December 31 of the third year following the year in which the Eligible Participant performed the services to which the Grant of RSUs or PSUs relates; provided that, solely with respect to US Taxpayers, settlement will in no event occur later than March 15 of the calendar year following the calendar year in which Vesting Date occurs. Settlement shall be made by the issuance of one Common Share for each RSU or PSU then being settled, a cash payment equal to the Market Price on the Vesting Date of the RSUs or PSUs being settled in cash (subject to Section 15.3), or a combination of Common Shares and cash, all as determined by the Board in its discretion, or as specified in the applicable Grant Agreement, and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 7.2.

15.3 Postponed Settlement.

If an Eligible Participant's Share Units that are to be settled through the issuance of Common Shares would, in the absence of this Section 15.3, be settled within a Blackout Period applicable to such Eligible Participant, such settlement shall be postponed until the earlier of the sixth Trading Day following the date on which such Blackout Period ends (or as soon as practicable thereafter) and the otherwise applicable date for settlement of the Eligible Participant's Share Units as determined in accordance with Section 15.2; provided however, that no postponement shall be effected which would result in the RSUs or PSUs, as applicable, being subject to, or in violation of, Code Section 409A.

15.4 Failure to Vest.

For greater certainty, an Eligible Participant shall have no right to receive Common Shares or a cash payment, as compensation, damages or otherwise, whether related or attributable to any contractual or common law termination entitlements or otherwise, with respect to any RSUs or PSUs that do not become Vested or are forfeited and/or cancelled hereunder.

15.5 Termination of Employment.

Subject to the applicable Grant Agreement and Section 15.6, in the event an Eligible Participant's Employment is Terminated for any reason, except as may be required to satisfy the minimum requirements of applicable employment or labour standards legislation, outstanding Share Units, including dividend equivalent Share Units, credited to the Eligible Participant that have not Vested as of the Termination Date shall Vest and/or be forfeited as follows:

(a) Termination Without Cause, Death or Disability

In the event of an Eligible Participant's Termination without Cause, or Termination as a result of death or Disability, the Eligible Participant shall be entitled to receive Common Shares or a cash payment, or a combination thereof, in respect of a number of Share Units that have not Vested as of the Termination Date, equal to the number of Share Units determined by multiplying:

(i) the number of such unvested RSUs or PSUs, as the case may be; by

(ii) a fraction, the numerator of which is the number of days between the Grant Date and the Termination Date and the denominator of which is the number of days between the Grant Date and the date on which such RSUs or PSUs, as the case may be, would otherwise have Vested had the Eligible Participant not experienced a Termination.

In the case of PSUs, the number of PSUs that Vest under this Section 15.5(a) will be further adjusted based on the extent to which the applicable Performance Conditions have been satisfied as of the Termination Date, with the satisfaction of such Performance Conditions being determined based on actual results of the Company for years where such results are known as of the Termination Date and target results for years for which results are unknown as of the Termination Date.

Any RSUs or PSUs that remain unvested after the application of the foregoing provisions of this Section 15.5(a) shall be forfeited immediately as of the Termination Date. The Eligible Participant shall have no further entitlement to Share Units following the Termination Date other than to receive cash or Common Shares in respect of Vested Share Units in accordance with Section 15.2 and this Section 15.5(a), and waives any claim to damages in respect thereof whether related or attributable to any contractual or common law termination entitlements or otherwise.

(b) Other Termination Events

In the event of an Eligible Participant's Termination for any reason except as provided in Section 15.5(a), including resignation or Termination for Cause, Share Units that have not Vested as of the Termination Date shall not Vest and all such Share Units shall be forfeited immediately. The Eligible Participant shall have no further entitlement to Share Units following the Termination Date, other than to receive cash or Common Shares in respect of Vested Share Units in accordance with Section 15.2, and waives any claim to damages in respect thereof whether related or attributable to any contractual or common law termination entitlements or otherwise.

15.6 Extension of Vesting.

The Board may, at the time of Termination, extend the period for Vesting of Share Units, but not beyond the original end of the applicable Vesting Period.

16. SHAREHOLDER RIGHTS

16.1 No Rights to Common Shares.

Share Units are not Common Shares and a Grant of Share Units will not entitle an Eligible Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

PART IV - DSUs

17. DEFINITIONS

17.1 "Annual Remuneration" means all amounts payable to a Non-Employee Director by the Company in cash absent an election under Section 19.1 in respect of the services provided by the Non-Employee Director to the Company in connection with such Non-Employee Director's service on the Board in a fiscal year, including without limitation (i) the annual base retainer fee for serving as a director, (ii) the annual retainer fee for serving as a member of a Board committee; and (iii) the annual retainer fee for chairing a Board committee which amounts shall, unless otherwise determined by the Board, be payable monthly in arrears; provided that "Annual Remuneration" shall not include any amounts received by a Non-Employee Director as a reimbursement for expenses incurred in attending meetings.

17.2 "DSU Account" has the meaning set out in Section 20.1.

17.3 "DSU Grant Value" means the dollar amount allocated to a Non-Employee Director in respect of a Grant of DSUs.

17.4 "DSU Termination Date" means the date as of which a Participant who holds DSUs no longer holds any position as an officer, employee, or director of the Company or any of its Subsidiaries.

17.5 "DSU Valuation Date" means the date as of which the Market Price is determined for purposes of calculating the number of DSUs included in a Grant, which in the case of DSUs granted pursuant to an election under Section 19.1, shall be the Grant Date, which in any event shall be no later than the end of the year in which the Annual Remuneration elected to be provided in DSUs would, absent such election, have been paid in cash and, in the case of DSUs granted under Section 19.6, shall be the Grant Date or such later date as may be determined by the Board.

18. ELIGIBILITY.

18.1 Only Non-Employee Directors may be credited with DSUs under the Plan.

19. DSU ELECTIONS AND GRANT DETERMINATION.

19.1 A Non-Employee Director may elect to receive all or a portion (as specified by the Board from time to time) of their Annual Remuneration otherwise payable in cash in the form of DSUs by giving notice to that effect to the Company in such form as the Company may from time to time prescribe by December 31 of the year preceding the year with respect to which the election is made. If an individual becomes a Non-Employee Director for the first time during a year, he or she must make the election within 30 days after first becoming a Non-Employee Director, in which case the election will only apply to periods after the election is made. A Non-Employee Director who does not make an election in any year in accordance with this Section 19.1 shall be deemed to have elected in the manner which the Non-Employee Director had previously elected pursuant to this Plan or, if a Non-Employee Director has not previously elected under this Plan, such Non-Employee Director shall be deemed to have elected to receive their Annual Remuneration entirely in cash.

19.2 Each election made by a Non-Employee Director pursuant to Section 19.1 is irrevocable with respect to Annual Remuneration earned during the period to which such election applies, provided that a Non-Employee Director may elect to modify the percentage of their Annual Remuneration to be paid in the form of DSUs by delivering a new DSU election notice by December 31 of the calendar year preceding the calendar year with respect to which such election is to be effective.

19.3 Notwithstanding Section 19.1 and Section 19.2, the Company shall not effect any election of a Non-Employee Director to receive Annual Remuneration in the form of DSUs (and shall notify any applicable Non-Employee Director of such determination) where the Board does not believe such action is appropriate having regard to any material fact or material change (each within the meaning of applicable securities laws) to which the Board has knowledge that has not been publicly disclosed.

19.4 The number of DSUs (including fractional DSUs) to be granted to a Non-Employee Director as of a particular DSU Valuation Date pursuant to an election made pursuant to Section 19.1 shall be determined by dividing the dollar amount of the portion of the Annual Remuneration which the Non-Employee Director has elected to be satisfied in the form of DSUs by the Market Price as of such DSU Valuation Date.

19.5 DSUs granted to a Non-Employee Director pursuant to an election under Section 19.1 will vest in accordance with the Grant Agreement governing the Grant of such DSUs.

19.6 The Board may from time to time make one or more Grants of DSUs to a Non-Employee Director in such number and on such terms as the Board may determine, including with respect to Vesting, which terms shall be set out in a Grant Agreement governing the Grant of DSUs, subject to Section 4.4. The number of DSUs to be covered by each such Grant shall be determined by dividing the Grant Value for such Grant by the Market Price of a Common Share as at the DSU Valuation Date for such Grant, rounded up to the next whole number.

20. ACCOUNTS AND DIVIDEND EQUIVALENTS

20.1 DSU Account.

The Company shall maintain an account called a "DSU Account" for each Non-Employee Director who has received a Grant of DSUs and shall credit the applicable DSU Account with the number of DSUs granted to the Non-Employee Director pursuant to Section 19.4 or Section 19.6, as applicable, effective as of the DSU Valuation Date in respect of such DSUs, together with any dividend equivalent DSUs pursuant to Section 20.2. DSUs granted pursuant to Section 19.6 subject to Vesting conditions that fail to Vest to an Eligible Participant and are forfeited or that are paid out to the Non-Employee Director or their Beneficiary, shall be cancelled and shall cease to be recorded in the Non-Employee Director's DSU Account as of the date on which such DSUs are forfeited or cancelled under the Plan or are paid out, as the case may be.

20.2 Dividend Equivalent DSUs.

Except as otherwise provided in the Grant Agreement relating to a Grant of DSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Common Shares to shareholders of record as of a record date occurring during the period from the date as of which the DSUs were credited to a Non-Employee Director's DSU Account to the date immediately prior to the date as of which the DSUs cease to be outstanding, additional dividend equivalent DSUs shall be credited to the DSU Account of the Non-Employee Director. The number of such additional DSUs will be calculated by dividing the aggregate dividends that would have been paid to such Non-Employee Director if the DSUs in the Non-Employee Director's DSU Account had been Common Shares by the Market Price on the dividend payment date. The additional DSUs granted to an Eligible Participant will be subject to the same terms and conditions, including Vesting and settlement terms, as the corresponding DSUs to which such additional DSUs are attributable.

21. REDEMPTION AND SETTLEMENT OF DSUS

21.1 Redemption of DSUs.

(a) Subject to Section 21.3, a Non-Employee Director who is not a US Taxpayer may elect up to two dates as of which DSUs credited to the Non-Employee Director's DSU Account shall be redeemed (each such date being an "Entitlement Date") by filing an irrevocable written redemption election with the Company specifying the portion of DSUs (in whole percentages or number of DSUs) to be redeemed as of a particular Entitlement Date prior to such date. No Entitlement Date elected by a Non-Employee Director pursuant to this Section 21.1 shall be before the Non-Employee Director's DSU Termination Date or later than December 15 of the calendar year following the year in which the Non-Employee Director's DSU Termination Date occurs. Where a Non-Employee Director to whom this Section 21.1 applies does not elect a particular date or dates within the permissible period set out above as his Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such Non-Employee Director which, subject to Section 21.3, shall be December 15 of the year following the year in which the Non-Employee Director's DSU Termination Date.

(b) Notwithstanding anything contrary in the Plan, subject to Section 21.3 and Exhibit A, the Entitlement Date of a US Taxpayer shall be their DSU Termination Date.

21.2 Settlement of DSUs.

DSUs redeemed hereunder by or in respect of a Non-Employee Director, or the Beneficiary of a Non-Employee Director, as the case may be, as of an Entitlement Date shall be entitled to receive (i) a number of Common Shares equal in number to the DSUs that are being redeemed as of the Entitlement Date, (ii) a cash payment equal to the Market Price of the DSUs that are being redeemed as of the Entitlement Date, or (iii) a combination thereof, in each case as determined by the Board in its sole discretion and subject to payment or other satisfaction of all related withholding obligations in accordance with Section 7.2.

21.3 Extended Entitlement Date.

In the event that the Board is unable, by a Non-Employee Director's Entitlement Date, to compute the final value of the DSUs recorded in such Non-Employee Director's DSU Account by reason of the fact that any data required in order to compute the Market Price of a Common Share has not been made available to the Board and such delay is not caused by the Non-Employee Director, then the Entitlement Date shall be the next following Business Day on which such data is made available to the Board; provided that, all amounts payable to, or in respect of, Non-Employee Director hereunder shall be paid on or before (i) in the case of a Non-Employee Director who is not a US Taxpayer, December 31 of the calendar year commencing immediately after the Non-Employee Director's DSU Termination Date and (ii) in the case of a Non-Employee Director who is a US Taxpayer, December 31 of the calendar year that includes the Non-Employee Director's DSU Termination Date.

22. NO COMPENSATION FOR DECREASE IN COMMON SHARE PRICE

22.1 Notwithstanding any other provision of this Plan, the value of a DSU shall always depend on the value of shares of the Company or a corporation related to the Company for purposes of the Income Tax Act (Canada) and no amount will be paid to, or in respect of, an Eligible Participant under this Plan or pursuant to any other arrangement, and no additional DSUs will be granted to any Eligible Participant to compensate for a downward fluctuation in the price of the Common Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Participant for such purpose.

23. SHAREHOLDER RIGHTS.

23.1 DSUs are not Common Shares and a Grant of DSUs will not entitle an Eligible Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlements or rights on liquidation.

Exhibit "A"

Galiano Gold Inc. Omnibus Equity Incentive Plan

Special Provisions Applicable to US Taxpayer

This Exhibit sets forth special provisions of the Galiano Gold Inc. Omnibus Equity Incentive Plan (the "Plan") that apply to Eligible Participants who are US Taxpayers. This Exhibit shall apply to such Eligible Participants notwithstanding any other provisions of the Plan. Terms defined elsewhere in the Plan and used herein shall have the meanings set forth in the Plan, as may be amended from time to time.

Definitions

"Disability" means, solely with respect to an award that constitutes deferred compensation subject to Section 409A of the Code, a "disability" as defined under Section 409A of the Code.

"Eligible Participant" means, solely with respect to Options and SARs, an individual Employed by the Company or any of its subsidiaries who, by the nature of their position or job is, in the opinion of the Board, in a position to contribute to the success of the Company.

"Market Price" shall have the meaning as provided in the Plan; provided that, notwithstanding anything to the contrary in the Plan or in this Exhibit, and solely with respect to a US Taxpayer, any determination of Market Price under clause (a) of the definition of Market Price contained in the Plan shall not be less than the closing price per Common Share on such date, and any determination of Market Price (whether pursuant to clause (a) or clause (b)) shall be in a manner that complies with Section 409A of the Code.

"Separation From Service" means such employment or service with the Company and any entity that is to be treated as a single employer with the Company for purposes of United States Treasury Regulation Section 1.409A-1(h) terminates such that it is reasonably anticipated that no further services will be performed.

"Specified Employee" means a US Taxpayer who meets the definition of "specified employee," as defined in Section 409A(a)(2)(B)(i) of the Code.

Change in Control Treatment

Notwithstanding anything to the contrary, if the Change in Control event does not constitute a change in ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company under Section 409A of the Code, and if the Company determines any award under the Plan constitutes deferred compensation subject to Section 409A of the Code, then as determined in the sole discretion of the Board, the vesting of such award may be accelerated as of the effective date of the Change in Control, but the Company shall pay such award on its original payment date or such earlier date as will not result in the imposition of taxes or penalties under Section 409A of the Code.

Compliance with Section 409A

The intent of the parties is that payments and benefits under this Plan be exempt from or, to the extent subject thereto, comply with Section 409A of the Code and accordingly, to the maximum extent permitted, this Plan shall be interpreted and administered to be in compliance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated or additional taxation and/or tax penalties under Section 409A of the Code, an Eligible Participant shall not be considered to have terminated employment with the Company for purposes of this Plan unless the Eligible Participant would be considered to have incurred a Separation from Service from the Company. Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code, and any payments described in this Plan that are due within the "short term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid additional or accelerated taxation and/or tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Plan (or any other plan or agreement of the Company) during the six (6) month period immediately following the Specified Employee's Separation from Service on account of such Separation from Service shall instead be paid on the first Business Day after the date that is six (6) months following the Specified Employee's Separation from Service (or death, if earlier). The Plan and any award agreements issued thereunder may be amended in any respect deemed by the Board to be necessary in order to preserve compliance with Section 409A of the Code. The Company makes no representation that any or all of the payments described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. Each Eligible Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.